

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

May 26, 2023

Michael Ozimek
Executive Vice President and Chief Financial Officer
TrustCo Bank Corp NY
5 Sarnowski Drive
Glenview, New York 12302

       Re: TrustCo Bank Corp NY
           Registration Statement on Form S-3
           Filed May 24, 2023
           File No. 333-272184

Dear Michael Ozimek:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact John Stickel at 202-551-3324 with any questions.

                  Sincerely,

                  Division of Corporation Finance
                  Office of Finance